March 29, 2007
Linda Cvrkel Branch Chief, Division of Corporate Finance United States Securities and Exchange Commission 100 F Street. N.E. Washington, D.C. 20549
CHC Helicopter Corporation 4740 Agar Drive Richmond, BC V7B 1A3 Canada T 604.276.7500 F 604.247.7056 www.chc.ca
Dear Ms Cvrkel:

Re:      CHC Helicopter Corporation
Form 20_F for the Year Ended April 30, 2006
Filed September 18, 2006
Commission File Number: 001_31472

Further to your correspondence dated March 22, 2007 to Rick Davis, please find enclosed our detailed response to the various issues raised. We understand that the purpose of your review is to assist us in our compliance obligations and to enhance the overall disclosure in our filings. We look forward to working with you to achieve these objectives.

Form 20_F for the year ended April 30, 2006

Consolidated Balance Sheets

Issue
1.     We note your response to our prior comment number 5 in which you explain how you will revise your disclosures to explain how differences in accounting between Canadian and US GAAP affected your balance sheets for each period presented. In addition to your proposed disclosures, please expand your disclosures to quantify how each difference in accounting between Canadian and US GAAP impacted your balance sheets.

Response
1.    In addition to our proposed disclosures explaining how differences in accounting between Canadian and US GAAP affected our balance sheets, we will expand such disclosures to quantify the impact of each difference on our balance sheets. These disclosures will be included in future filings.

As requested, the Company does acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above responses are adequate; however, should you require any further clarification please feel free to contact the undersigned.

Yours truly,
Annette Cusworth

Vice-President, Financial Services
CHC Helicopter Corporation
4740 Agar Drive
Richmond, B.C.
Canada
V7B 1A3

Phone - (604) 279 2484
Fax - (604) 247 7056
Mobile - (778) 999 1476

cc Rick Davis, Senior Vice-President and Chief Financial Officer
Martin Lockyer, Vice-President, Legal Services
Ken Robertson, Audit Partner, Ernst & Young LLP